UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Pat Robertson

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3085

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

November 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☐ b ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 98,662 shares of Class A Common Stock
	8.	Shared Voting Power 640,642 shares of Class A Common Stock
	9.	Sole Dispositive Power 98,662 shares of Class A Common Stock
	10.	Shared Dispositive Power 640,642 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 739,304 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.10%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Percentage calculations are based upon 14,506,412 issued and outstanding shares of the Issuer’s Class A common stock as of October 23, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 6, 2017.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☐ b ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 640,642 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 640,642 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,642 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.42%[2]
14.	Type of Reporting Person (See Instructions) IA

[2]	Percentage calculations are based upon 14,506,412 issued and outstanding shares of the Issuer’s Class A common stock as of October 23, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 6, 2017.

CUSIP No. 03783C100

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☐ b ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 477,052 shares of Class A Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 477,052 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 477,052 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.29%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Percentage calculations are based upon 14,506,412 issued and outstanding shares of the Issuer’s Class A common stock as of October 23, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 6, 2017.

AMENDMENT NO. 16 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on July 6, 2015, as amended on January 15, 2016, February 5, 2016, February 8, 2016, February 11, 2016, March 7, 2016, May 18, 2016, November 15, 2016, March 28, 2017, June 14, 2017, July 10, 2017, July 31, 2017, August 9, 2017, August 14, 2017, October 2, 2017 and October 20, 2017 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this amendment (“Amendment No. 16”) does not modify any of the information previously reported on the Statement.

Item 2. Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Name

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Marc Stad, Dragoneer Investment Group, LLC (“Dragoneer Adviser”), and Dragoneer Global Fund II, L.P. (“Dragoneer Global Fund II”).

Marc Stad is the managing member of Dragoneer Adviser and Dragoneer Global GP II, LLC, a Delaware limited liability company (“Dragoneer Global GP II,” together with Dragoneer Adviser and Dragoneer Global Fund II, the “Dragoneer Entities”). Dragoneer Global GP II is the general partner of Dragoneer Global Fund II.

(b) Business Address

The principal business address for each of the Reporting Persons and for the Dragoneer Entities is c/o Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500, San Francisco, CA 94129.

(c) Principal Business

The principal occupation of Mr. Stad is manager of Dragoneer Adviser. Dragoneer Adviser is a registered investment adviser and acts as investment manager to affiliates of Dragoneer Global Fund II. Dragoneer Global Fund II is a private investment vehicle. Dragoneer Global GP II serves as the general partner of Dragoneer Global Fund II.

(d) and (e) No Convictions or Proceedings

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or other Dragoneer Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Marc Stad is a citizen of the United States. Dragoneer Global Fund II is organized under the laws of the Cayman Islands. Dragoneer Adviser is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Considerations.

The information contained in Item 3 of the Schedule 13D is hereby amended to add the following:

On October 20, 2017, Dragoneer Global Fund II sold 46,000 shares of the Issuer’s Class A Common Stock for $49.62 per share.

On October 23, 2017, Dragoneer Global Fund II sold 11,900 shares of the Issuer’s Class A Common Stock for $48.94 per share.

On October 24, 2017, Dragoneer Global Fund II sold 5,100 and 17,700 shares of the Issuer’s Class A Common Stock for $48.70 and $48.68 per share, respectively.

On October 25, 2017, Dragoneer Global Fund II sold 22,000 shares of the Issuer’s Class A Common Stock for $46.90 per share.

On November 7, 2017, Marc Stad sold 1,445 shares of the Issuer’s Class A Common Stock for $44.57 per share, Dragoneer Global Fund II sold 14,711 shares of the Issuer’s Class A Common Stock for $44.57 per share, and a managed account associated with the Dragoneer Entities and Mr. Stad sold 5,044 shares of the Issuer’s Class A Common Stock for $44.57 per share.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:

Mr. Stad has sole investment and voting power with respect to 98,662 shares of Class A Common Stock and may be deemed to share investment or voting power with respect to 640,642 shares of Class A Common Stock held by the Dragoneer Entities and a managed account. In aggregate, Mr. Stad may be deemed to beneficially own 739,304 shares of Class A Common Stock.

Dragoneer Adviser is a registered investment adviser and acts as investment manager to Dragoneer Global Fund II and a managed account and as a result may be deemed to share voting and dispositive power with respect to the 477,052 shares of Class A Common Stock held by Dragoneer Global Fund II and the 163,590 shares of Class A Common Stock held by a managed account. In aggregate, Dragoneer Adviser may be deemed to beneficially own 640,642 shares of Class A Common Stock.

Dragoneer Global Fund II holds 477,052 shares of Class A Common Stock (the “Dragoneer Global Fund II shares”) and may be deemed to share voting and dispositive power with respect to such shares. As the general partner of Dragoneer Global Fund II, Dragoneer Global GP II may also be deemed to share voting and dispositive power with respect to the Dragoneer Global Fund II shares.

Item 13 of each of the cover pages of this Statement is incorporated herein by reference.

(c)

The Reporting Persons have not effected any transactions in the Class A Common Stock since the filing of Amendment No. 15 to the Schedule 13D, other than as described in Item 3.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.3 – Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

Marc Stad

By:	/s/ Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson

Name:	Pat Robertson
Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC
Its:	General Partner

By:	/s/ Pat Robertson

Name:	Pat Robertson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.